# Letters



ELLIOTT INVESTMENT MANAGEMENT L.P.
360 S ROSEMARY AVE, 18TH FLOOR, WEST PALM BEACH, FL 33401

June 10, 2024

The Board of Directors
Southwest Airlines Co.
2702 Love Field Drive
Dallas, Texas 75235

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). Elliott has made an investment of approximately $1.9 billion in Southwest Airlines ("Southwest" or the "Company"), representing an approximately 11% economic interest and making us one of the largest investors in the Company.

Southwest is a legendary airline with a proud history. Since starting service in 1971, Southwest revolutionized the airline industry with an innovative business model built on operational excellence and a commitment to providing customers with a low-cost alternative to the legacy airlines. This winning strategy generated decades of success and allowed Southwest to become the premier U.S. domestic airline, with 47 consecutive years of profitability in a highly competitive and challenging industry. Along the way, Southwest became a beloved brand among customers and a motivating career opportunity for its employees.

Today, however, poor execution and leadership's stubborn unwillingness to evolve the Company's strategy have led to deeply disappointing results for shareholders, employees and customers alike. Southwest's share price has declined by more than 50% in the past three years and has now fallen below the levels at which it traded in March 2020, during the depths of the COVID-related travel shutdowns. And while the U.S. airline industry is seeing record revenues and peer airlines are enjoying very strong profitability, Southwest's 2024 EBITDAR is expected to be nearly 50% lower than 2018 levels. In addition to negative returns for shareholders, this disappointing financial performance has cost each frontline employee tens of thousands of dollars on average in the form of reduced employee profit-sharing and declines in the value of Southwest stock held by employee retirement plans.

After 18 months of intensive research, we are convinced that Southwest represents the most compelling airline turnaround opportunity in the last two decades. The significant investment we have made reflects our conviction that, with the right leadership, Southwest can regain its status as an industry-leading airline. In this letter and the appended presentation, we lay out our perspectives on how Southwest can reclaim its status and achieve the success that Southwest's shareholders, employees and customers deserve.

## Southwest Today

Southwest's rigid commitment to an approach developed decades ago has inhibited its ability to compete in the modern airline industry; this ethos pervades the entire business with outdated software, a dated monetization strategy and antiquated operational processes. This failure to modernize is vividly underscored by the December 2022 operational meltdown that was caused by the Company's outdated technology, which led to Southwest stranding over two million customers over the holidays.

Southwest's Executive Chairman and its CEO, who have spent a combined 74 years at the Company, have presided over a period of severe underperformance, and they have demonstrated that they are not up to the task of modernizing Southwest. Since his appointment, Southwest CEO Bob Jordan has delivered unacceptable financial and operational performance quarter after quarter, resulting in seven negative guidance revisions in the last 17 months. Operational metrics are pointing in the wrong direction: Southwest's unit costs – a core priority for a low-cost carrier – have ballooned, while unit revenues have lagged peers. Even as the Company's performance has deteriorated, Jordan has demonstrated a surprising level of complacency, describing each quarter as "great" or "strong" while the earnings outlook continues to fall. Despite the management team's assertions that it is "absolutely committed" to bringing per-unit costs under control, management guided costs meaningfully higher for 2024 and revised cost guidance upward again in April.

Southwest's Board has failed to hold management accountable for poor execution and has been unable to catalyze (or permit) the necessary strategic evolution. Instead, the Board has reinforced an insular culture and outdated thinking in the face of indisputable evidence that change is required. The Board includes no directors with external airline experience, and a majority of the independent directors were recruited by Executive Chairman Gary Kelly. This Board has in turn selected a management team that, of the eight most senior executives, includes only one executive with experience at another airline; the rest have worked at Southwest for an average of over 25 years. The mandate from the Board has been clear: Keep doing things the way they have always been done.

The lack of accountability is best reflected in the Company's response to the December 2022 operational meltdown. In a clear display of poor leadership, CEO Bob Jordan declined to testify in front of Congress after the meltdown, despite attending a company rally just 40 miles away in Baltimore the prior day. No senior executives were terminated for their role in the meltdown. Most concerning, and in blatant disregard for the affected customers and employees, the Board nearly doubled the compensation of all key executives in the year after the incident.

We believe that new leadership is required at Southwest. While Southwest has a proud history, that history is not an argument for supporting poor leadership and sticking with a strategy that no longer succeeds in the modern airline industry. Rather, Southwest's legacy *necessitates* evolution and change to regain industry leadership for its customers, employees and shareholders. As one of Southwest's largest investors, we are committed to delivering the necessary leadership changes to achieve this goal.

## A Stronger Southwest

In the accompanying presentation, "Stronger Southwest," we outline our views on the challenges the Company faces today and our recommendations to drive improved performance, which we summarize below:

(1) **Enhance the Board of Directors**: The Board should be reconstituted with new, truly independent directors from outside of Southwest who have best-in-class expertise in airlines, customer experience and technology.

(2) **Upgrade Leadership**: Southwest must bring in new leadership from outside of the Company to improve operational execution and lead the evolution of Southwest's strategy.

(3) **<u>Undertake a Comprehensive Business Review</u>**: Southwest should form a new management and Board-level committee to evaluate all available opportunities to rapidly restore the Company's performance to best-in-class standards. This review would modernize Southwest's strategy and operations with a focus on increased customer choice, improved cost execution and updating outdated IT systems, among other opportunities, and it should leverage the fresh perspectives of the new directors to help formulate the optimal go-forward plan for Southwest.

By executing on the Stronger Southwest plan, we believe the Company can return to its rightful position as an industry leader, including generating best-in-class margins and compelling returns for its shareholders. **We believe Southwest's stock can achieve $49 per share within 12 months, representing a highly attractive 77% return during the period.** For the Company's frontline employees who have a meaningful economic stake in Southwest's success, we believe the plan would result in substantial incremental long-term value from additional profit-sharing payouts and appreciation of employee-owned stock.

The Stronger Southwest plan puts the Company on a path to more sustainable performance that will better serve customers, employees and shareholders. The plan modernizes Southwest's approach to ensure that its offering is aligned with customer preferences. It upgrades leadership to improve execution. It drives the efficiency required to continue offering low fares. And it facilitates the necessary investments to run the reliable operation that customers and employees expect.

## Next Steps

Southwest became a leading airline by innovating and executing. Today, Southwest's failure to execute and evolve has led to deteriorating performance, and the Company simply is not living up to its legacy of efficiency and top-tier results. Nevertheless, we are convinced the issues the Company currently faces are addressable with the right leadership and a comprehensive, unbiased evaluation of the available opportunities.

We look forward to collaborating with Southwest to restore accountability and best-in-class financial performance for the benefit of the Company's employees, customers and shareholders. To that end, we will make ourselves available for a meeting with you at your earliest convenience to discuss these issues in greater detail and to align on the changes that Southwest needs in order to deliver on its significant potential.

Sincerely,

John Pike                                          Bobby Xu
Partner                                            Portfolio Manager



ELLIOTT

ELLIOTT INVESTMENT MANAGEMENT L.P.
360 S ROSEMARY AVE, 18TH FLOOR, WEST PALM BEACH, FL 33401

July 8, 2024

The Board of Directors
Southwest Airlines Co.
2702 Love Field Drive
Dallas, Texas 75235

Dear Members of the Board,

We write to you again on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, with its affiliates, "Elliott" or "we"). The purpose of today's letter is to summarize the feedback we have received and the key events that have occurred since the publication last month of our letter and presentation on the urgent need for leadership change at Southwest Airlines ("Southwest" or the "Company").

Since publishing our views on June 10, we've had the opportunity to engage with shareholders, equity research analysts, industry executives and current and former employees. Many new institutions and individuals have reached out to us, providing us with new sources of insight and information, and this trend is continuing. The feedback has been overwhelmingly consistent with our perspective that the Company's performance is unacceptable and that leadership change is required to return Southwest to its once-leading position in the industry.

The actions of Southwest's Board and management team since we published our views have only solidified the case for leadership change:

- On June 26, Southwest announced significantly reduced unit revenue guidance for the second quarter, continuing its disappointing trend of industry-lagging revenue performance (which appears to have become a habit). <u>This announcement marked the *eighth* guidance reduction in the last 18 months.</u>

- On July 3, this Board put its own self-interest ahead of the Company's by pursuing the entrenchment strategy of adopting an antiquated and shareholder-unfriendly "poison pill" to prevent Elliott from increasing its stake above 12.5%.

- And today, the Board announced that it had appointed a handpicked new director in a clear attempt to entrench itself and the current management team, thereby expanding the size of the current Board to 15 members. Among the criteria for selecting this new director was clearly that he would be supportive of Southwest's current leadership and status-quo approach, as he noted in the announcement that he was "look[ing] forward to supporting the Company's strategic direction."

These actions – and in particular the adoption of the "poison pill" – demonstrate how profoundly out of touch Southwest's Board has become with shareholder sentiment and with the reality of the situation. Contrary to the Company's statements, Elliott is not seeking control of Southwest. Quite

simply, we are seeking to strengthen oversight, upgrade management and improve Company performance. Preventing shareholders who do not support the Company's failed leadership and oversight from purchasing additional stock reflects exceptionally poor governance and underscores the immediate need for accountability at Southwest. This is the worst kind of governance – a shield for failure and a sword for nothing except the fees of advisers who propose these anti-shareholder devices.

In light of these actions, we have become increasingly concerned by the "self-help" half-measures that the Board appears to be contemplating and adopting, none of which will do anything to allay the lost credibility of Southwest's management. Elliott does not make calls for leadership change lightly or without regard to potential consequences. In this instance, **given the long record of falling short and the deep loss of confidence in Southwest's leadership among shareholders and other constituents, it is simply untenable for the same Board and management team to continue to lead Southwest.**

**Shareholder Feedback Supports Leadership Change**

The feedback we have received since releasing our materials on June 10 underscores a profound lack of confidence in Southwest's leadership, strategy and performance, and has reinforced our conclusion that Board and leadership change is necessary to put Southwest on the right path.

Since the release of our letter, we have spoken with numerous shareholders representing a significant percentage of Southwest's shareholder base. While these conversations have been confidential, we can characterize the sentiments expressed by these shareholders as being overwhelmingly supportive of leadership change. This was well illustrated by the public support for our campaign offered by Southwest shareholder Artisan Partners on June 12, when it called on the Board to "reconstitute itself and upgrade the Company's leadership such that it can objectively assess the best path forward for Southwest's shareholders, employees, and customers. We believe this process needs to commence immediately."

Other conversations echoed the feedback we received in the shareholder survey we commissioned before publishing our views. Below, we have included a representative sample of perspectives shared by some of Southwest's largest investors as part of the survey, with such sentiments having been confirmed in our most recent discussions:

> "The CEO is a headwind to a turnaround. Firing him is the tailwind." – *Top 10 Active Shareholder*

> "I would rate them as the worst-performing management team in the airlines. This was a Company that has destroyed more value based on their own inaction than anyone else in the industry. They need to go." – *Top 10 Active Shareholder*

> "They need a new look across the board and you are only going to get that with [a CEO] who is not from Southwest… This is a classic example of where a disruptor stayed in the original model as the industry passed them by and now they have a problem." – *Top 10 Active Shareholder*

"I have zero confidence this team can get this right and certainly not in the timeframe that is needed. I rarely call for wholesale change at a company, but that is what is needed here." – *Top 10 Active Shareholder*

"Having the current CEO drive the process for a new strategy is not a good idea. I think that means we get glacial change and even if they say they are going to become SpaceX there is still going to be a fairly material overhang in the stock because of skepticism about the execution. This is a good time for the change." – *Top 10 Active Shareholder*

"Would you ever see anyone issue a press release that says '35 year veteran of the company to drive significant strategic, operational and financial turnaround,' which is what you would have to believe is possible if you think that Bob Jordan is the right CEO. You need a really different leader to right the ship." – *Top 10 Active Shareholder*

"I don't think this is the right CEO to lead the company and I would view his removal positively… Is this the leader you think is able to lead the company into the transformational change that is needed? I don't think so and I am not sure other investors do either. I would be surprised if they did." – *Top 10 Active Shareholder*

"So it is really [the CEO] has not done a good job running the company and what they have in front of them is considerably different than the job he came into, so this really is a natural time for a leadership succession. **The Street would be widely supportive of a change.**" – *Top 10 Active Shareholder (emphasis added)*

In short, shareholders are demanding change now, and Elliott remains committed to providing them with a clear choice between continued industry-lagging performance under an incumbent leadership team that has repeatedly failed to deliver on its promises, versus fundamental leadership change involving new and proven airline industry executives capable of returning Southwest to its rightful place as an industry leader.

**Other Constituents Have Also Expressed Deep Concerns with Southwest's Leadership**

In addition to hearing from shareholders, we have received feedback on our views both publicly and privately from some of Southwest's employees. For an illustrative example of the feedback we've heard, consider the sentiments expressed by SWAPA's leadership on July 1:

"We see the numbers, not just every quarter when we have the board meeting here, but we know where the trajectory has been. Then actually when we meet with Bob Jordan and Andrew Watterson, we bring these concerns up… We have years of disdain from leadership, and that's how labor has been treated… I mentioned the word disdain before and I'm going to say it again because that's the only way that really we can describe how labor has been treated and SWAPA and our data-driven analysis has been treated. It's been disregarded. And here we are with an activist investor basically saying everything we've said… Right now we just can't [get behind the Company] because we're again disdained and there's very little concern right now at the C-suite, you know, outside of their jobs. There's not a concern for the employees. And that's something we can never forget and really won't." – *SWAPA Leadership*, *The SWAPA Number* Podcast (July 1)

In addition to this sort of public commentary, we have also received a deluge of unsolicited private expressions of support from individuals representing themselves as current and former employees of Southwest – many of whom were in strong agreement with our analysis of the Company's recent performance and our calls for change:

"I'm a retired Southwest Captain and I couldn't agree with you more on the next steps for Southwest… When I started at Southwest in 1997, it was 'us against the world!' Now it's every man for himself as our famous culture is dying a slow, painful death. I believe it can be fixed, and I'm hoping you and your group can make it happen." – *Former Employee*

"Not only do I have a vested interest in the success of the company (my SWA stock has lost over half of its value) but I have spent 50% of my life flying and working for a company that was once the envy of every other airline operating in the world. Without any doubt I agree that a new leadership team is needed." – *Current Employee*

"As a SWA employee of more than 23 years, I am in complete agreement with your analysis. I have been screaming this for 15 years." – *Current Employee*

"I am a former 21 year employee retiree and stock holder of SWA who completely agrees with your perspective of current senior management at SWA. [Bob Jordan] has driven the airline into the ground. Thank you for taking a bold stance and insisting on making some changes." – *Former Employee*

This candid feedback is only a small sample of what we have received so far. We believe sentiment regarding Southwest's Board and management is particularly negative among these constituents because, in their view, Southwest's leadership has ignored their feedback for years and stood idly by as the Company's performance deteriorated.

**The Path Forward**

While it appears that the Company is now finally considering certain piecemeal changes in the face of public pressure from Elliott, it is crucial that the Board understand that **Southwest's leadership has already lost the trust of its shareholders.** Following years of complacency and – to paraphrase the Company's own words in announcing its latest failure to meet guidance – a total inability to adapt to the complexity of the current airline operating environment, **shareholders simply do not believe this Board and management team are capable of devising and executing a bold new plan to turn around Southwest.**

In fact, one of the biggest risks we see to Southwest in the short term would be the announcement by the Board of a package of half-measures with the objective of further entrenching itself and avoiding more fundamental change – such as, for example, replacing the current CEO without running a comprehensive search process. Such unilateral measures, developed hurriedly and lacking the buy-in of shareholders, are the very definition of "short-term thinking" and will inevitably lead to worse performance over time.

Simply put, investors do not want to see a new plan from the same leadership team whose record at the Company has been one of failure. They want new leaders who will bring outside perspectives and proven expertise to the task of preserving all that was great about Southwest while charting a higher-performing future for the airline.

We are calling on the Board to collaborate on the following changes to strengthen oversight and select the best new CEO to lead the Company into the future:

1. **Board Changes**: Elliott has identified a number of highly qualified former airline executives and other industry leaders with relevant experience who are eager to serve on Southwest's Board. These individuals are independent from Elliott and have a demonstrated track record of value creation in their former roles. We believe each would be highly additive to the Board, and unlike the individual added to the Board today, their appointment would not be conditioned on support for the status-quo leadership and plan. Rather, they would join the Board with an open mind and would evaluate the business and its leadership without any preconceived commitments or allegiances. The Company should immediately begin the process of working with us to reconstitute the Board to include these leaders. We believe shareholders will strongly agree that these individuals' expertise stands in stark contrast to the existing Board's demonstrated lack of independence and relevant experience, which has resulted in years of deteriorating performance with no accountability for management. Additionally, as we have conveyed to you, we believe the role of Executive Chairman should be retired and Southwest should appoint an independent chair from outside the Company.

2. **Upgraded Leadership**: The Company should immediately announce a CEO transition and select an interim CEO who can earn the trust of investors. This person could be one of the newly appointed Board members. Following a reconstitution of the Board, **Southwest should form a CEO search committee composed of both new and existing directors to lead a search for the best candidate to become Southwest's next CEO**. We believe the new CEO should be sourced from external candidates and possess relevant airline or other transportation industry experience, strong operational capabilities and a demonstrated track record.

3. **Comprehensive Business Review**: Following a Board refresh and the appointment of a highly qualified and credible new CEO, Southwest would be well positioned to develop and execute a new strategy to restore the airline to industry-leading performance. This comprehensive business review should be led by a new Board-level Business Review Committee. We believe that fresh perspectives, operational excellence and an openness to evaluating all options are imperative to Southwest's future success.

As one of the Southwest's largest investors, Elliott is focused on the sustainable, long-term success of the Company. This Board, however, refuses to hold itself and the management team accountable for the long-term value destruction endured by Southwest's shareholders. Indeed, the "poison pill" announced on July 3 indicates that this Board feels it needs *protection* from the Company's owners, rather than to earn their support. It is tantamount to an admission of failure.

Entrenchment maneuvers by the Board like this "poison pill" and the unilateral appointment of a new director handpicked by the Company's incumbent leaders to support the status quo will not be effective in the face of the deep shareholder frustration that exists today. We are open to collaborating with the Board on a path forward consistent with the framework outlined above, but absent alignment, we intend to move expeditiously to give shareholders a direct say on the necessary leadership changes.

We are committed to realizing the substantial opportunity of improving Southwest's performance with an updated strategy guided by accomplished, best-in-class industry executives and leaders. Based on the feedback we have received to date, we believe our fellow shareholders will be equally committed to supporting that new direction. We will make ourselves available at your earliest convenience for further discussions.

Sincerely,

John Pike
Partner

Bobby Xu
Portfolio Manager

# Presentation

ELLIOTT®

# Stronger Southwest



June 10, 2024

StrongerSouthwest.com

# Disclaimer

THIS PRESENTATION IS FOR DISCUSSION AND INFORMATIONAL PURPOSES ONLY. THE VIEWS EXPRESSED HEREIN REPRESENT THE OPINIONS OF ELLIOTT INVESTMENT MANAGEMENT L.P. AND ITS AFFILIATES (COLLECTIVELY, "ELLIOTT MANAGEMENT") AS OF THE DATE HEREOF. ELLIOTT MANAGEMENT RESERVES THE RIGHT TO CHANGE OR MODIFY ANY OF ITS OPINIONS EXPRESSED HEREIN AT ANY TIME AND FOR ANY REASON AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO CORRECT, UPDATE OR REVISE THE INFORMATION CONTAINED HEREIN OR TO OTHERWISE PROVIDE ANY ADDITIONAL MATERIALS.

ALL OF THE INFORMATION CONTAINED HEREIN IS BASED ON PUBLICLY AVAILABLE INFORMATION WITH RESPECT TO SOUTHWEST AIRLINES CO. ("SOUTHWEST" OR THE "COMPANY"), INCLUDING FILINGS MADE BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") AND OTHER SOURCES, AS WELL AS ELLIOTT MANAGEMENT'S ANALYSIS OF SUCH PUBLICLY AVAILABLE INFORMATION. ELLIOTT MANAGEMENT HAS RELIED UPON AND ASSUMED, WITHOUT INDEPENDENT VERIFICATION, THE ACCURACY AND COMPLETENESS OF ALL DATA AND INFORMATION AVAILABLE FROM PUBLIC SOURCES, AND NO REPRESENTATION OR WARRANTY IS MADE THAT ANY SUCH DATA OR INFORMATION IS ACCURATE. ELLIOTT MANAGEMENT RECOGNIZES THAT THERE MAY BE CONFIDENTIAL OR OTHERWISE NON-PUBLIC INFORMATION WITH RESPECT TO THE COMPANY THAT COULD ALTER THE OPINIONS OF ELLIOTT MANAGEMENT WERE SUCH INFORMATION KNOWN. NO REPRESENTATION, WARRANTY OR UNDERTAKING, EXPRESS OR IMPLIED, IS GIVEN AS TO THE RELIABILITY, ACCURACY, FAIRNESS OR COMPLETENESS OF THE INFORMATION OR OPINIONS CONTAINED HEREIN, AND ELLIOTT MANAGEMENT AND EACH OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES AND AGENTS EXPRESSLY DISCLAIM ANY LIABILITY WHICH MAY ARISE FROM THIS PRESENTATION AND ANY ERRORS CONTAINED HEREIN AND/OR OMISSIONS HEREFROM OR FROM ANY USE OF THE CONTENTS OF THIS PRESENTATION.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE INFORMATION AND OPINIONS INCLUDED IN THIS PRESENTATION CONSTITUTE FORWARD-LOOKING STATEMENTS, INCLUDING ESTIMATES AND PROJECTIONS PREPARED WITH RESPECT TO, AMONG OTHER THINGS, THE COMPANY'S ANTICIPATED OPERATING PERFORMANCE, THE VALUE OF THE COMPANY'S SECURITIES, DEBT OR ANY RELATED FINANCIAL INSTRUMENTS THAT ARE BASED UPON OR RELATE TO THE VALUE OF SECURITIES OF THE COMPANY (COLLECTIVELY, "COMPANY SECURITIES"), GENERAL ECONOMIC AND MARKET CONDITIONS AND OTHER FUTURE EVENTS. YOU SHOULD BE AWARE THAT ALL FORWARD-LOOKING STATEMENTS, ESTIMATES AND PROJECTIONS ARE INHERENTLY UNCERTAIN AND SUBJECT TO SIGNIFICANT ECONOMIC, COMPETITIVE, AND OTHER UNCERTAINTIES AND CONTINGENCIES AND HAVE BEEN INCLUDED SOLELY FOR ILLUSTRATIVE PURPOSES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THE INFORMATION CONTAINED HEREIN DUE TO REASONS THAT MAY OR MAY NOT BE FORESEEABLE. THERE CAN BE NO ASSURANCE THAT THE COMPANY SECURITIES WILL TRADE AT THE PRICES THAT MAY BE IMPLIED HEREIN, AND THERE CAN BE NO ASSURANCE THAT ANY OPINION OR ASSUMPTION HEREIN IS, OR WILL BE PROVEN, CORRECT.

THIS PRESENTATION AND ANY OPINIONS EXPRESSED HEREIN SHOULD IN NO WAY BE VIEWED AS ADVICE ON THE MERITS OF ANY INVESTMENT DECISION WITH RESPECT TO THE COMPANY, COMPANY SECURITIES OR ANY TRANSACTION. THIS PRESENTATION IS NOT (AND MAY NOT BE CONSTRUED TO BE) LEGAL, TAX, INVESTMENT, FINANCIAL OR OTHER ADVICE. EACH RECIPIENT SHOULD CONSULT THEIR OWN LEGAL COUNSEL AND TAX AND FINANCIAL ADVISERS AS TO LEGAL AND OTHER MATTERS CONCERNING THE INFORMATION CONTAINED HEREIN. THIS PRESENTATION DOES NOT PURPORT TO BE ALL-INCLUSIVE OR TO CONTAIN ALL OF THE INFORMATION THAT MAY BE RELEVANT TO AN EVALUATION OF THE COMPANY, COMPANY SECURITIES OR THE MATTERS DESCRIBED HEREIN.

THIS PRESENTATION DOES NOT CONSTITUTE (AND MAY NOT BE CONSTRUED TO BE) A SOLICITATION OR OFFER BY ELLIOTT MANAGEMENT OR ANY OF ITS DIRECTORS, OFFICERS, EMPLOYEES, REPRESENTATIVES OR AGENTS TO BUY OR SELL ANY COMPANY SECURITIES OR SECURITIES OF ANY OTHER PERSON IN ANY JURISDICTION OR AN OFFER TO SELL AN INTEREST IN FUNDS MANAGED BY ELLIOTT MANAGEMENT, OR A SOLICITATION OF A PROXY WITHIN THE MEANING OF APPLICABLE LAWS, AND ACCORDINGLY, COMPANY SHAREHOLDERS ARE NOT BEING ASKED TO GIVE, WITHHOLD OR REVOKE A PROXY. THIS PRESENTATION DOES NOT CONSTITUTE FINANCIAL PROMOTION, INVESTMENT ADVICE OR AN INDUCEMENT OR ENCOURAGEMENT TO PARTICIPATE IN ANY PRODUCT, OFFERING OR INVESTMENT OR TO ENTER INTO ANY AGREEMENT WITH THE RECIPIENT. NO AGREEMENT, COMMITMENT, UNDERSTANDING OR OTHER LEGAL RELATIONSHIP EXISTS OR MAY BE DEEMED TO EXIST BETWEEN OR AMONG ELLIOTT MANAGEMENT AND ANY OTHER PERSON BY VIRTUE OF FURNISHING THIS PRESENTATION. NO REPRESENTATION OR WARRANTY IS MADE THAT ELLIOTT MANAGEMENT'S INVESTMENT PROCESSES OR INVESTMENT OBJECTIVES WILL OR ARE LIKELY TO BE ACHIEVED OR SUCCESSFUL OR THAT ELLIOTT MANAGEMENT'S INVESTMENTS WILL MAKE ANY PROFIT OR WILL NOT SUSTAIN LOSSES. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FUNDS MANAGED BY ELLIOTT MANAGEMENT CURRENTLY BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN AND MAY IN THE FUTURE BENEFICIALLY OWN AND/OR HAVE AN ECONOMIC INTEREST IN, COMPANY SECURITIES. ELLIOTT MANAGEMENT INTENDS TO REVIEW ITS INVESTMENTS IN THE COMPANY ON A CONTINUING BASIS AND DEPENDING UPON VARIOUS FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S FINANCIAL POSITION AND STRATEGIC DIRECTION, THE OUTCOME OF ANY DISCUSSIONS WITH THE COMPANY, OVERALL MARKET CONDITIONS, OTHER INVESTMENT OPPORTUNITIES AVAILABLE TO ELLIOTT MANAGEMENT, AND THE AVAILABILITY OF COMPANY SECURITIES AT PRICES THAT WOULD MAKE THE PURCHASE OR SALE OF COMPANY SECURITIES DESIRABLE, ELLIOTT MANAGEMENT MAY FROM TIME TO TIME (IN THE OPEN MARKET OR IN PRIVATE TRANSACTIONS, INCLUDING SINCE THE INCEPTION OF ELLIOTT MANAGEMENT'S POSITION) BUY, SELL, COVER, HEDGE OR OTHERWISE CHANGE THE FORM OR SUBSTANCE OF ANY OF ITS INVESTMENTS (INCLUDING COMPANY SECURITIES) TO ANY DEGREE IN ANY MANNER PERMITTED BY LAW AND EXPRESSLY DISCLAIMS ANY OBLIGATION TO NOTIFY OTHERS OF ANY SUCH CHANGES. ELLIOTT MANAGEMENT ALSO RESERVES THE RIGHT TO TAKE ANY ACTIONS WITH RESPECT TO ITS INVESTMENTS IN THE COMPANY AS IT MAY DEEM APPROPRIATE.

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# Stronger Southwest



# About Elliott Investment Management

Founded in 1977, Elliott Investment Management L.P. (together with its affiliates, "Elliott") is one of the oldest private investment firms of its kind under continuous management

## Elliott's Approach to Active Investing

- **Extensive Analysis:** Prior to making any investment, Elliott thoroughly researches the opportunity by drawing on internal and external resources
- **Hands-on Effort:** The creation – not just the identification – of value; we believe Elliott's strength is in catalyzing constructive change
- **Team Approach:** The companies with which we engage benefit from Elliott's diverse team of specialized experts in public relations, shareholder engagement, corporate governance, private equity, capital markets, credit, real estate and government relations

## Elliott by the Numbers

| | | | |
|---|---|---|---|
| **47** | **$65.5 billion** | **130+** | **125+** |
| Years under continuous management | Assets[1] | Active engagements in last 10 years[2] | Directors placed on boards[2] |

## Representative Engagements

AT&T BHP CN CROWN CASTLE ebay HESS HOWMET AEROSPACE MARATHON nrg PHILLIPS 66 salesforce SAP

(1) As of 12/31/2023. (2) As of 6/7/2024.

# Our Analysis of Southwest

Elliott has sought the perspectives of industry executives and advisors to help us evaluate the Company's strategy, market position, operations and opportunities to enhance performance

| Former Employees and Industry Execs | Industry Advisors | Shareholder Survey | Customer Study |
|---|---|---|---|
| We engaged in more than 130 conversations with former Southwest employees and other airline industry executives | Elliott has been working with leading industry advisors to help us analyze Southwest's commercial strategy, operations, organization and cost structure to identify potential revenue and efficiency opportunities | An independent third-party shareholder survey firm canvassed both Southwest's shareholders and other airline investors to understand sentiment on Southwest and its peers | We commissioned an extensive passenger airline consumer study with 2,000 respondents to understand customer preferences and drivers of customer choice for Southwest and its peers |

**After 18 months of extensive research, Elliott is pleased to share its perspectives on Southwest's performance and the steps needed to create a stronger company going forward**

# Southwest At a Glance

Southwest is the largest domestic carrier in the U.S., serving more than 137 million customers across a network of 121 destinations in 2023

## Leading Domestic Carrier

- **Largest domestic carrier in the U.S.** by passenger volume
- Supported by a fleet of **819 aircraft** and nearly **75,000 employees**

### Leading Domestic Market Share
By Domestic Passenger Volumes[1]



## Robust Domestic Network

- **#1 market share** in 22 of the top 50 U.S. cities, and #2 share in an additional 10
- **>50%** of passengers fly on routes where **Southwest has 60% or greater share**

### Southwest Domestic Network
Southwest Market Share in the Top 50 U.S. Cities[1][2]
- 🔵 #1 Passenger Share
- 🔴 #2 Passenger Share



| 137 Million Customers[1] | #1 Domestic Market Share | 74,695 Employees[3] | 819 Aircraft Fleet[3] | 121 Airports Served[4] | 53 Years Serving Customers |
| --- | --- | --- | --- | --- | --- |

**ELLIOTT** Source: Company filings, Cirium as of 6/7/2024. (1) For year ended 12/31/2023. (2) Reflects domestic two-way passenger share. Treats co-located airports as a single market for LA (BUR, LAX, SNA and ONT), Bay Area (OAK, SFO and SJC), Washington (BWI, DCA and IAD), Dallas (DAL and DFW), Houston (HOU and IAH), Chicago (MDW and ORD) and New York City (EWR, JFK and LGA). (3) As of 3/31/2024. (4) As of 12/31/2023.

# Southwest's Remarkable Legacy

**In 1971, Southwest introduced low-cost air travel to its customers. The model was highly innovative for its time and facilitated decades of consistent profitability and growth**

## Innovative Model

- Began service in 1971 with a highly innovative model for its time, offering no-frills, low-cost air travel
- Model was highly successful and served as the blueprint for many of the world's leading airlines today

## Best-in-Class Efficiency

- Simple, highly efficient operation created a strong cost advantage versus legacy carriers
- Low-cost model allowed for low fares which facilitated Southwest's growth

## Sustainable Growth

- Grew from three cities in the intra-Texas market to now serving 121 destinations(1) with 819 aircraft(2)
- Southwest has served nearly 3 billion passengers since commencing service in 1971

## Consistent Profitability

- 47 consecutive years of profitability before 2020, a notable achievement in the difficult airline industry
- Sustainable profit growth facilitated reinvestment and development of new markets



Source: Company filings, Company website. (1) As of 12/31/2023. (2) As of 3/31/2024.

**If you don’t change, you die…**

**If things change faster outside your company than they change inside your company, you’ve got something to worry about…**

**What we’re talking about here is your future. If you don’t change, you won’t have one.**

**Southwest Founder Herb Kelleher, March 2014**

Source: Southwest media.

# The First 30 Years: An Innovative Leader

Southwest was once an industry leader with an innovative model and a unique customer-facing approach

### Invented the Low-Cost Carrier Model

Innovative model became the blueprint for many of the world's most successful airlines

### Led on Customer Segmentation

Introduced two-tier pricing for off-peak travel in 1972, driving a meaningful increase in load factor

### On the Cutting Edge of Technology

First major airline to create a website, which by 2000 generated over $1 billion of revenue. Southwest was also the first major airline to introduce e-tickets

### Innovated on Operational Efficiency

After selling its fourth aircraft to fund its operations, Southwest dramatically reduced its turn time to 10 minutes (vs. 1 hour for peers) to maintain its schedule

# Today: Southwest is "Outdated"

After years of aversion to change, the Company's strategy and operations are now outdated

### "Dated commercial strategy"

Barclays, April 2024

### "Industry passed them by"

Southwest Shareholder, May 2024

### "Lost the passion for low-cost"

Ryanair CEO Michael O'Leary, March 2024

### "Outdated approach"

Bernstein, January 2023

### "Systemic failure… to modernize"

SWAPA (Pilots' Union), December 2022

### "Sat out the industry's evolution"

J.P. Morgan Webcast, May 2023



Source: Company website, media articles, equity research, SWAPA.

# Southwest Must Change

Southwest's disappointing performance over the last several years highlights the need for new leadership and an evolution of the Company's strategy

| | |
|---|---|
| ↘ **Market Value** | **Lost more than 50% of its market value in last three years** |
| ↘ **Stock Price** | **On pace for its 5th straight year of negative stock returns** |
| ↘ **Profit Sharing** | **Massive decline in annual profit sharing pay for employees** |
| ↘ **Guidance** | **Revised guidance down seven times in the last 17 months** |
| ↘ **Margins** | **Now has the worst margins of any major airline** |
| ↘ **Operations** | **December 2022 meltdown stranded over 2 million customers** |
| ↘ **Governance** | **Board lacks independence and external airline experience** |
| ↘ **Leadership** | **Executive Chairman and CEO committed to dated strategy** |



**Talk about a fall from grace**. Of all the US airlines, Southwest has evolved the least since 9/11, relative to an industry that has undergone a massive profit transformation ... We believe **substantive changes to its business model are required if margins are ever going to reclaim the high ground, but management (thus far) appears uninterested.**

J.P. Morgan, December 2023

# Southwest's Challenges are Addressable

Southwest has the fundamental attributes necessary to restore its industry-leading position. With the right leadership and strategy, we believe today's challenges are readily addressable

| | |
|---|---|
| ↑ **Robust Network and Customer Relevance** | Largest domestic airline by passenger volume, operating an extensive domestic network with high flight frequencies that drives customer relevance |
| ↑ **Dominant Market Share** | Dominant market share on its routes, with over half its passengers flying on routes where Southwest has 60%+ route-level share |
| ↑ **Unlevered Balance Sheet** | Maintains a net cash balance sheet and has $17 billion of unencumbered assets |
| ↑ **Leading Loyalty Program** | Southwest's frequent flyer program generates leading loyalty economics |
| ↑ **Efficient and Well-Invested Fleet** | Single fleet type drives cost efficiency and Southwest's average fleet age is well-below peer average[1] |
| ↑ **Strong Employee Base** | Southwest's frontline employees are recognized for their best-in-class customer service. Recently resolved labor agreements provide operational stability |



> A ton of work is needed to right-size this company, **but it is fixable; they just have to want to do it…**
>
> Melius Research, April 2024



Source: Company filings, peer company filings, Cirium as of 6/7/2024, equity research. Note: Emphasis is added to the quote. (1) Peers include American, Delta and United here and throughout these materials.

# Stronger Southwest

A Stronger Southwest starts with improved leadership and new perspectives. The Company must refresh its Board, upgrade its leadership and embark on a comprehensive review of its strategy and operations

## ↗ Board Change

**Significant Board change including new independent directors with external airline experience**

## ↗ Upgraded Leadership

**Current Executive Chairman and CEO are rigidly committed to the status quo. Southwest must bring in new leadership from outside of the Company for Southwest's strategy to evolve**

## ↗ Comprehensive Business Review

**New management and Board-level committee will conduct a thorough review of Southwest's strategy and operations with the goal of rapidly restoring best-in-class performance**

**Elliott intends to pursue all available pathways to deliver the leadership changes that the Company requires**

# Upside from a Stronger Southwest

With the right leadership, Southwest has clear line-of-sight to improving performance and reclaiming its industry-leading position



- Reestablishes Leadership Credibility
- Modernizes Outdated Strategy
- Restores Best-in-Class Margins
- Higher Profit Sharing for Employees

$28 — Status Quo

$49 +77% — Stronger Southwest

**We believe Southwest represents the most compelling airline turnaround opportunity in the last 20 years**

# An Exceptional Turnaround Opportunity

Restoring best-in-class performance should drive substantial share price upside

## Estimated Share Price Upside

Upside at Realized 2025E EBITDAR Margin

**Best-in-Class**



Improvement
+38%
+47%
+57%
+67%
+77%
+87%


| | | | | | | |
|---|---|---|---|---|---|---|
| EBITDAR Margin | 15% | 16% | 17% | **18%** | **19%** | **20%** |
| Share Price | $38 | $41 | $43 | **$46** | **$49** | **$52** |
| Margin vs. 2018 | (6%) | (5%) | (4%) | **(3%)** | **(2%)** | **(1%)** |
| Peer Avg. vs. 2018 | (1%) | (1%) | (1%) | **(1%)** | **(1%)** | **(1%)** |

***Best-in-class margin target is still below levels Southwest historically achieved***



Source: Bloomberg as of 6/7/2024, Company filings, peer company filings, Elliott analysis and estimates. Additional detail on the underlying calculation is provided on page 47.



# Stronger Southwest

| 01 | Executive Summary |
|---|---|
| **02** | **Southwest Has Underperformed** |
| 03 | Southwest Requires Change |
| 04 | A Stronger Southwest |

> **"What's different [for Southwest] vs. some of the smaller domestic airlines is that Southwest has the network depth & breadth, balance sheet and brand to pivot quickly. Unfortunately, they have been slow to move, while industry costs ballooned. <u>Given the lack of pivot, the revenue outcomes for Southwest have, frankly, not been acceptable in the current environment.</u>"**

**Melius Research, April 2024**

Source: Equity research. Note: Emphasis is added to the quote.

# Shares Have Deeply Underperformed

Southwest has substantially underperformed peers and the S&P 500 over all relevant time periods. Returns rank in the bottom 10% of the S&P 500 over the last two and four years and in the bottom 5% over the last three and five years



**Southwest Cumulative Total Shareholder Return, Relative to Peers and the S&P 500**

**ELLIOTT**   Source: Bloomberg as of 6/7/2024. (1) Cumulative TSR since 1/31/2022. (2) Cumulative TSR since 3/19/2020.

**Stronger Southwest**   17

# Extraordinary Decline in Southwest's Value

Southwest's enterprise value has declined 44% since 2019, reflecting a substantial diminution in investors' views of Southwest's future earnings power. <u>In contrast, peer enterprise values are only 5% below 2019 levels on average</u>[1]

**Southwest Year-end Enterprise Value Since 2014**[2]
$ in Billions

|  |  |
|------|-------|
| 2014 | $31 |
| 2015 | $30 |
| 2016 | $33 |
| 2017 | $41 |
| 2018 | $27 |
| 2019 | $28 |
| 2020 | $27 |
| 2021 | $23 |
| 2022 | $17 |
| 2023 | $15 |
| Today | $16 |

*The market value of Southwest's aircraft ($17B)[3] exceeds the TEV of Southwest, implying no value from operating the largest domestic airline beyond the value of the aircraft*

> Presently, **investors are not convinced that the company can return to its former glory** based on how the stock has been trading of late.
>
> Deutsche Bank, April 2024



ELLIOTT

Source: Company filings, peer company filings, Bloomberg as of 6/7/2024, Cirium as of 6/7/2024, equity research. Note: Emphasis is added to the quote. (1) Delta, American and United enterprise values are 4%, 1% and 11% below 2019 levels, respectively. (2) Enterprise value is adjusted for pension and capitalized aircraft leases. (3) Reflects Cirium's estimated market value of Southwest's fleet.

# Southwest's Issues Are Unique

While peer EBITDAR is expected to be in-line with or meaningfully exceed pre-COVID levels, Southwest EBITDAR is expected to be nearly 50% lower despite record travel demand

**EBITDAR vs. 2018**[1]

$ in Billons



2018A
2024E
$7.9
$9.7
$6.3
$8.2
$6.9
$6.8
$4.5
$2.4
-48%
DELTA
UNITED
American Airlines
Southwest


> These record top-line results are not translating to record profitability, nor the Southwest standard of profitability levels (i.e., Southwest was once a profit leader) … [Southwest's margins are] roughly **1,000 basis points below the industry leader.**
>
> Deutsche Bank, October 2023



Source: Company filings, peer company filings, Bloomberg as of 6/7/2024, equity research. Note: Emphasis is added to the quote. (1) Historical figures reflect adjusted EBITDAR. 2024E EBITDAR reflects consensus estimates.

# From Best- to Worst-in-Class Margins

In 2018, Southwest had best-in-class margins. Today, Southwest's margins are the lowest in the peer group and approximately 900 basis points below best-in-class



EBITDAR Margins vs. Peers[1]

Source: Company filings, peer company filings, Bloomberg as of 6/7/2024. (1) Historical figures reflect adjusted EBITDAR margins. 2024E margins reflect consensus estimates.

# Substantial Revenue Underperformance

Southwest's dated commercial strategy has resulted in the worst unit revenue performance among its peers since 2018



**Unit Revenue Growth vs. Peers (2018 – 2023)**
Revenue Per Available Seat Mile or "RASM"[1]



**Unit Revenue Growth vs. Peer Domestic Average**
Passenger Revenue Per Available Seat Mile or "PRASM" Indexed to 2012

*Dated commercial strategy has created a unit revenue headwind for over a decade*

Source: Company filings, peer company filings. (1) Delta figures reflect adjusted RASM.











# Bottom-tier Unit Cost Performance

Southwest has delivered peer-worst unit cost performance over the past five years. Poor cost control undermines Southwest's competitive positioning as a low-cost carrier

**Change in Unit Costs vs. Peers (2018 – 2023)**

Cost Per Available Seat Mile Excluding Fuel, Profit Sharing and Special Items or "CASMx"(1)

And guided to increase further by an outsized 7-8% YoY in 2024
30%
28%
19%
19%
Southwest
DELTA
UNITED
American Airlines

> Southwest **has lost the passion for low-cost,** low-fare air travel.
>
> Ryanair CEO Michael O'Leary, March 2024

> **Costs are the real glaring issue at Southwest** as they over-hired (23% more headcount vs. '19) during the recovery phase and have seen productivity decline (capacity is up 13.8% vs. '19)…
>
> Melius, January 2024

> Southwest is tied (with United) for **the most growth, but its unit cost inflation is still worse than all others.**
>
> J.P. Morgan, July 2023

> When [CEO Bob Jordan] came to the SWAPA Board of Directors meeting, **he said specifically that operations wasn't his strong suit**.
>
> SWAPA President Casey Murray, August 2022

Source: Company filings, peer company filings, equity research, media reports, SWAPA. Note: Emphasis is added to all quotes. (1) American reported CASMx includes profit sharing expense. Profit sharing expense is excluded in these materials for comparability.













# December 2022 Operational Meltdown

Southwest's operational meltdown stranded 2 million customers over the holidays and drove 30%+ share price underperformance relative to peers over 2 months[(1)]

## Indexed Relative Share Price Performance vs. Peers

100
95
90
85
80
75
70
65
60
1
Southwest begins **cancelling holiday flights** after its software system was overwhelmed during a winter storm. Just over a year earlier **Gary Kelly had touted Southwest's "wonderful technology"**
2
Southwest discloses it cancelled **16,700 flights** resulting in a **$700+ million of pre-tax losses**
3
Southwest reports Q4 earnings, with CEO Bob Jordan stating that **"...Our processes and technology generally worked as designed."**
4
**Southwest testifies before Congress on the meltdown which stranded over 2 million customers.** CEO Bob Jordan was notably absent
12/20/22
12/27/22
1/3/23
1/10/23
1/17/23
1/24/23
1/31/23
2/7/23
2/14/23
2/21/23
2/28/23

**"Its Reputation in Tatters, Southwest Aims to Resume Normal Schedule on Friday"**
The New York Times

**"U.S. Senators blast Southwest holiday meltdown, labelled 'unmitigated disaster'"**
THOMSON REUTERS

**"Southwest Doubles CEO Pay, Neglects Boardroom Risks Despite Crisis"**
Forbes

**"Southwest Airlines meltdown highlights insular management team"**
FORTUNE

**"Southwest hit by record $140 million fine for holiday service meltdown in 2022"**
CNN

Source: Bloomberg as of 6/7/2024, Company transcripts, Company filings, media reports, Department of Transportation. (1) Reflects share price performance relative to peers from 12/20/2022 to 2/28/2023.

# Poor Performance Has Cost Employees

Southwest's poor financial performance has cost employees tens of thousands of dollars on average due to lower profit sharing and declines in the value of Southwest stock held by retirement plans



**Annual Profit Sharing**
$ of Profit Sharing Expense per Average Full-time Equivalent Employee

$11,157 — 2019
Down >$9,600 Annually
$1,555 — 2023



**Value of Southwest Stock Held by Retirement Plans**
Estimated $ per Average Employee Account[1]

$20,473 — Value of Shares in 2019
c.$10,000 Loss
$10,525 — Value of Shares Today



[2023 profit sharing was] **definitely underwhelming**. And it's probably going to continue that way for another year or two… We have a little bit of a revenue problem right now, right?... We also have a lot of cost creep on the expense side of the house, right? **So in order to have profit sharing, you have to have profits. And so those profits have been shrinking**.

Southwest Captain Damian Jennette, February 2024

Source: Company filings, Department of Labor, Bloomberg as of 6/7/2024, SWAPA. Note: Emphasis is added to the quote. (1) Reflects the average decline in value of Southwest shares held by Company retirement plans per participant. Based on average shares held per participant account as of 12/31/2019 and the change in share price from 12/31/2019 to 6/7/2024.

# Stronger Southwest

**We'd obviously welcome a substantive turnaround plan from Southwest… In our opinion, bona fide turnarounds often include meaningful changes in network composition, fleet overhauls, and revisions to business models. Management turnover is sometimes a component, as are changes in pricing philosophy… Unfortunately, we don't believe Southwest is eager to meaningfully engage in such changes...**

**J.P. Morgan, April 2024**

Note: Emphasis is added to the quote.

# More Time Will Not Fix Southwest's Issues

Southwest requires decisive action and stronger oversight to restore confidence after years of deteriorating execution

**FAILURE TO EVOLVE STRATEGY**

- ↘ **4+ years of consistent disappointments and self-inflicted performance deterioration**

- ↘ **Complacent approach and lack of urgency to confront challenges**

- ↘ **Preference for incrementalism resulting in a series of failed improvement initiatives**

- ↘ **Poor cost execution that has resulted in billions of incremental costs relative to initial targets**

## ◀EXIT▶

**Investors appear to have given up on Southwest and believe today's performance is the "new normal"**

- ↘ 16 downgrades and 0 upgrades since year-end 2022[1]

- ↘ Estimates well below prior earnings power

- ↘ Market value of Southwest's aircraft exceeds the Company's enterprise value

Source: Company filings, Bloomberg as of 6/7/2024, Cirium as of 6/7/2024. (1) Analyst upgrades and downgrades reflect cumulative net rating changes here and throughout these materials.

# Four Years of Consistent Disappointments

Southwest has underperformed peers on **17 of its last 20** significant earnings events

**1-Day Stock Performance vs. Peers After Significant Earnings Events**



(9.2%)
(5.0%)
0.2%
(4.8%)
1.2%
(2.5%)
(2.9%)
(2.6%)
(0.3%)
(0.7%)
(6.4%)
2.1%
(0.1%)
(3.2%)
(4.8%)
(7.3%)
(1.5%)
(9.2%)
(12.8%)
(9.3%)
Q1 2020
Q2 2020
Q3 2020
Q4 2020
Q1 2021
Q2 2021
Q3 2021
2021 Analyst Day
Q4 2021
Q1 2022
Q2 2022
Q3 2022
2022 Analyst Day
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
March 12 Guidance Update
Q1 2024




Source: Bloomberg as of 6/7/2024.

# CEO Commentary Disconnected From Reality

In the face of deteriorating financial performance, CEO Bob Jordan claims that performance is "great" and that he is "very proud"

| Event | Decline in EBIT Consensus[1] | Management Perspective on Performance |
|---|---|---|
| Q1'23 Earnings | (13%) | "But for the ops disruption, **we would have had a very strong profit** in the first quarter. Second quarter, our guide is **really strong**." CEO Bob Jordan on CNBC |
| Q2'23 Earnings | (23%) | "You know, **the quarter was great** … We're predicting record revenues again in the third quarter. **Record passengers. Record flights**." CEO Bob Jordan on CNBC |
| Q3'23 Earnings | (60%) | "We had a **great quarter** in the third quarter. We're forecasting **record revenue and record passengers** again for the fourth quarter." CEO Bob Jordan on CNBC |
| Q4'23 Earnings | (72%) | "**We had a great 2023.** Record operating revenue, record passengers, record loyalty revenue." CEO Bob Jordan on CNBC |
| Proxy Statement | (73%) | "I am **extremely proud** of our progress and accomplishments in 2023—**we ended the year a better Company**…" CEO Bob Jordan in 2024 Proxy Statement |
| Q1'24 Earnings | (78%) | "We had a **strong first quarter, despite the financial results**." CEO Bob Jordan on CNBC |
| Annual Meeting | (85%) | "I'm **very proud** of the Company's progress in 2023 … we entered 2024 a **stronger company**." CEO Bob Jordan at Annual Shareholder Meeting |

Source: Company filings, Company transcripts, Bloomberg as of 6/7/2024, CNBC. Note: Emphasis is added to all quotes. (1) Reflects change in consensus 2024E EBIT since 12/31/2022.













# Leadership Has Ignored Calls for Change

Investors and research analysts have been calling for changes for years, but Southwest's management and Board have pressed forward with incrementalism and inaction

> Quite frankly, I think **[regaining the high ground] is going to require evolution**. We've been concerned about Southwest for some time, that it has mostly, not entirely, but mostly sat out the industry's evolution… They have a product and price points that skew more toward discount airlines but a cost structure overall that skews a bit more toward the Big 3. It's a bit of an identity crisis.
>
> J.P. Morgan Webcast, May 2023

> Everything [they're] doing is incremental. [They] **need to make radical changes**.
>
> Wolfe Research Weekly Webcast, October 2023

> …What might you consider strategically or put on the table that hasn't been on the table before? So if we think about things like seat assignments, basic economy, bags fly free, historically, those have been sacrosanct… **If you have lagging margins, it may require a harder look**.
>
> Evercore Analyst on Q3 2023 Earnings Call, October 2023

> There is **a lot of debate about the airline's lack of a premium product vs. peers and ancillary revenue opportunities** beyond boarding… The drum beat on closing the margin gap with the network airlines will continue to beat louder…
>
> Cowen, January 2024

> **Time to pull the RASM lever?**... The main – and perhaps only – lever they have now to overcome cost inflation is to boost RASM… LUV still remains at a relative disadvantage to all their major competitors in the pursuit of premiumization.
>
> Morgan Stanley, January 2024

> We have **long made the case that the Company's inability to monetize its cabin** and participate in various high-margin revenue streams was a drag on relative margin performance.
>
> Deutsche Bank, April 2024

Source: Equity research and Company transcripts. Note: Emphasis is added to all quotes.





# Entrenched Views on Strategy

**Southwest's leadership has written off key commercial innovations and revenue opportunities across the airline industry for the last 15 years**

## Management Has Historically Ruled Out Industry-Standard Commercial Initiatives…

| | DELTA | UNITED | American Airlines | Southwest |
|---|---|---|---|---|
| **Assigned Seating** | ✔ | ✔ | ✔ | Until recently: "We are not looking at assigning seats right now. We are not talking about assigning seats now, and we're not talking about looking at it at some time in the future." |
| **Premium Products** | ✔ | ✔ | ✔ | "I think things like curtains and things like that are a bit far afield from [who] Southwest Airlines is." |
| **Basic Economy** | ✔ | ✔ | ✔ | "You're not going to see basic economy from Southwest. That's not what we do." |
| **Checked Bag Fees** | ✔ | ✔ | ✔ | "Absolutely never" |

## …Despite Skepticism From Investors and Industry Executives

> Exiting of competitive hub airports drives questions of long-term competitiveness of Southwest's **dated commercial strategy**… [We] are concerned Southwest may need a strategic overhaul…
>
> Barclays, April 2024

> They put out all this schlock about 'our passengers are our guests, and you wouldn't want to charge your guests for their bags,' but **why do you charge for the seats if that's the case? Give it all away for free**.
>
> Ryanair CEO Michael O'Leary, March 2024

Source: Company websites, Company transcripts, equity research, media reports. Note: Emphasis is added to all quotes.

# Management Opted for Small Changes…

To date, Southwest's approach has focused on incrementalism rather than an unbiased evaluation of all available opportunities

**Initiatives Portrayed as Transformative Are Actually Incremental**

> **We have <u>transformed</u> before, adding things like <u>WiFi, larger bins and in-seat power</u>, and we will continue to adapt as needed.**
>
> **CEO Bob Jordan, April 2024**

## Examples of Initiatives

> Larger Overhead Bins
> Upgraded Wi-Fi
> In-Seat Power
> Network Changes
> Targeted Flight Adds

> Growth in Core Cities
> Mobility / Digital Tools
> Flight Scheduling
> Turn Execution
> Training & Proficiency

> **Larger overhead bins? Improved WiFi? … We're not convinced [these] drive share shift** when Southwest fails to offer a pricing advantage vs. a nonstop competitor.
>
> J.P. Morgan, April 2023

> In-seat power, larger overhead bins and Wi-Fi are **table stakes**…
>
> Cowen, April 2024

> …Management reduced [their guidance] to $1.0 to $1.5B (vs $1.5B) of pre-tax profit improvements from network optimization and other initiatives. However, **on our revised outlook, we're <u>now modeling $0 benefit in 2024...</u> Network optimization so far has been inadequate…**
>
> Seaport, April 2024

**These initiatives do not deliver the strategic evolution required to remedy Southwest's challenges. They are <u>a normal part of running the business</u>**

# Which Failed to Bolster Profits

Management's initiatives have not been enough to reverse Southwest's declining profitability despite management's frequent reaffirmation that they are delivering

**Incrementalism Has Not Bolstered Profitability**



$3.2B
+$1.0B - $1.5B
+$1.0B - $1.5B
$5.7B
90% Lower
$0.5B
"… About $1.5 billion in incremental year-over-year pre-tax profit from our network optimization efforts and the contributions from our portfolio of strategic initiatives, is driving us to expect additional revenue records."
CEO Bob Jordan, January 2024
"The last set of initiatives that we took you through several years ago, the $1 billion to $1.5 billion in EBIT this year, are paying off."
CEO Bob Jordan, October 2023
2018 EBIT (1)
2022 - 2023 Initatives
2024 Initatives
Implied 2024 EBIT
Consensus 2024 EBIT




Source: Company filings, Company transcripts, Bloomberg as of 6/7/2024. Note: Emphasis is added to all quotes. (1) Reflects adjusted EBIT.

# 2023 Cost Execution Missed Targets…

Management revised unit costs up four times in 2023. Poor execution has substantially eroded management's credibility and damaged Southwest's competitive positioning as a low-cost carrier

**Unit Cost Guidance Revisions in 2023**

FY'23 Unit Costs Excluding Fuel, Profit Sharing and Special Items ("CASMx") Growth Guidance vs. FY'22 Expectations Pre-Meltdown(1)


$1.3 Billion of Incremental Costs
(2%)
(1%)
+2%
+3%
+5%
+5%
2022 Investor Day (Original Guidance)
Q4'22 Earnings
2023 J.P. Morgan Conference
Q1'23 Earnings
Q2'23 Earnings
FY'23 Actual



Source: Company filings. (1) 2022 baseline reflects FY'22 CASMx guidance as of the Company's December 2022 Investor Day and prior to the December 2022 meltdown.

# And 2024 is Off to an Even Worse Start

Only 11 months ago, management said it was "absolutely committed" to driving unit costs down in 2024. Today, management is guiding to a 7-8% increase, representing $1.7B of incremental costs

**Unit Costs have Substantially Missed Expectations**

Guidance for FY'24 Unit Costs Excl. Fuel, Profit Sharing and Special Items or "CASMx" Growth vs. FY'23



$1.7B of Incremental Costs(1)
+7.0% - 8.0%
+5.5% - 7.0%
"Absolutely Committed to … Unit Cost Down"
July 2023
February 2024
April 2024


**April 2023**
"We are **very focused** on bending our cost down again in 2024."
CFO Tammy Romo

**June 2023**
"We've got a lot of **opportunity** to now go work on **bringing out inefficiencies…"**
CEO Bob Jordan

**July 2023**
"As we look ahead to next year, **we are absolutely committed to driving our unit cost down**."
CFO Tammy Romo

**Jan. 2024**
"Our [FY'24] CASMx guidance of a **6% to 7% increase** year-over-year is also essentially driven by labor and maintenance cost pressures…"
CFO Tammy Romo

**April 2024**
"[We expect] our full year CASM-X **to increase in the range of 7% to 8%** year-over-year, elevated from our previous full year CASM-X guidance due to lower capacity plans in the second half of the year."
CFO Tammy Romo



Source: Company filings, Company transcripts. Note: Emphasis is added to all quotes. (1) Baseline costs assume year-over-year CASMx declines of 1.5% for FY'23 (per FY'23 guidance provided with Q2'23 earnings) and 1.0% for FY'24 (estimated per management's commentary).







# Simplistic Growth Strategy is Failing

A significant increase in unprofitable flying driven by a growth strategy focused on capacity expansion (rather than product innovation) appears to have driven substantial unnecessary losses

**Substantial Increase in Uneconomic Flying**

% of Domestic Capacity on Routes with Less than 70% Load Factor

2018
2023
2%
12%
3%
3%
2%
1%
2%
1%
Southwest

**Example of Growth Ambition: Hawaii Inter-island Markets**

Average Inter-island Fares and Load Factors[(1)]

Average Load Factor
Average Fare
Southwest enters inter-island markets in 2019
73%
$74
74%
$54
36% lower load factor and 49% lower fares vs. 2018 Hawaiian
47%
$38
HAWAIIAN AIRLINES
2018
HAWAIIAN AIRLINES
2023
Southwest
2023

> If you look even at the big airlines that have lower margins than the top two, **there's a core airline within them that has the same kind of margins as United and Delta, but it's dragged down by the stuff that loses money.**
>
> United CEO Scott Kirby, June 2024

Source: Cirium as of 6/7/2024, media reports. Note: Emphasis is added to the quote. (1) Hawaii inter-island markets include HNL, ITO, KOA, LIH and OGG.















# Leadership Must Be Upgraded

We believe new leadership is required at Southwest after years of consistent disappointments and a steadfast commitment to the status quo. **The Executive Chairman and CEO, who have spent a cumulative 74 years at Southwest, have presided over a period of stunning underperformance at the Company. Further, they have demonstrated that they are not up to the task of modernizing Southwest**

## Bob Jordan's 2-Year Tenure as CEO

- 8 Negative Guidance Revisions
- -84% Decline in 2024 EBIT Expectations
- -43% TSR Underperformance Relative to Peers
- -36% TSR and a -34% Decline in Enterprise Value
- 13 Analyst Downgrades and Not a Single Upgrade
- December 2022 Meltdown Stranded Over 2 Million Customers
- Share Price Underperformance on 10 of 11 Significant Earnings Events

> **"So I think the [strategic] daylight between [me and Gary Kelly] is, yes, there's some, but it's really small, and it's absolutely none of the fundamentals.**
> CEO Bob Jordan, December 2021

Source: Company filings, Company transcripts, Bloomberg as of 6/7/2024, Department of Transportation.

# Management is Viewed as Worst-in-Class

In an independent survey, Southwest ranked last on <u>every metric</u> and investors expressed low confidence in management's capabilities

## Shareholders Rate Southwest Worst Among Peers
Independent Shareholder Survey

| | Cost & Operations | Monetization | Strategy Innovation | Management Quality |
|---|---|---|---|---|
| **DELTA** | Best | Best | Best | Best |
| **UNITED** | 2nd | 2nd | 2nd | 2nd |
| **American Airlines** | 3rd | 3rd | 3rd | 3rd |
| **Southwest** | **Worst** | **Worst** | **Worst** | **Worst** |


The rate limiter on [a new strategy] is the CEO. I don't have a lot of confidence he is the right person at this stage… **The Street would be widely supportive of a change.**
Southwest Shareholder


I have **zero confidence this team can get this right**… I rarely call for wholesale change at a company, but that is what is needed here.
Southwest Shareholder


The CEO is a headwind to a turnaround. **Firing him is the tailwind.**
Southwest Shareholder


I would rate them as the **worst performing management team in airlines.** This was a company that has **destroyed more value based on their own inaction** than anyone else in the industry. They need to go.
Southwest Shareholder

# Analysts Have Given Up on Southwest

While once a consensus "Buy", sentiment on Southwest has substantially deteriorated amid poor execution and failed efforts to get back on track



### Analyst Ratings in December 2022[1]

**75%**

**BUY** (15)

**HOLD** (5)



### Analyst Ratings in June 2024[1]

**BUY** (4) **20%**

**HOLD** (10)

**SELL** (5)

NR (1)

**ELLIOTT**

Source: Bloomberg as of 6/7/2024. (1) Analysts include Argus, Barclays, Bernstein, BNP Paribas, BofA, Citi, Deutsche Bank, Evercore, Goldman Sachs, Jefferies, J.P. Morgan, Melius Research, Morgan Stanley, Morningstar, Raymond James, Redburn Atlantic, Seaport, Susquehanna, TD Cowen and Wolfe Research here and throughout these materials. Excludes analysts that did not have ratings at either the start or end of the measured period.

# Stronger Southwest

# Stronger Southwest



## Board Changes

Southwest's Board needs new directors with the relevant experience to challenge the current strategy and the independence to hold management accountable





## Upgraded Leadership

Southwest must bring in new leadership from **outside** of the Company to improve operational execution and lead the evolution of Southwest's strategy





## Comprehensive Business Review

New management and Board-level committee will conduct a thorough review with the goal of modernizing Southwest's strategy and restoring best-in-class performance



# Board Change is Needed at Southwest

We believe Southwest's Board lacks the airline industry experience and independence required to hold management accountable and drive necessary strategic changes

## Problematic Board Composition and Independence

**No Independent Directors with Airline Operating Experience**



**Majority of Independent Directors were Recruited by Gary Kelly[1]**



**Key Board Roles are Populated by Long-Tenured Directors**

| Key Board Position | Director | Tenure |
| --- | --- | --- |
| Chairman (Executive) | Gary Kelly | 20 |
| Lead Independent Director | William Cunningham | 24 |
| Chair of Nom./Gov. Committee | Veronica Biggins | 13 |
| Chair of Comp. Committee | David Biegler | 18 |

**"Lead outside director William H. Cunningham, has been a board member for 22 years. Seven have served for more than a decade. In other words, they've remained in place, gripping their seats with what George Orwell referred to as "prehensile bottoms," throughout the company's period of declining customer service and during its scheduling disaster."**

Michael Hiltzik, Los Angeles Times, January 2023

**ELLIOTT** Source: Company filings, Company website, media reports. Note: Emphasis is added to the quote. (1) Seven of 12 independent directors were either proposed for consideration or identified as director candidates by Gary Kelly.

**Stronger Southwest** 42

# An Improved Southwest Board

Southwest needs new independent directors with relevant expertise to challenge entrenched thinking, drive strategic changes and hold management accountable



| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| Independent Director | Independent Director | Independent Director | Independent Director | Independent Director | Independent Director | Independent Director | Independent Director | New CEO | Independent Chair |

**Airline Operating Experience**

**Consumer and Hospitality Experience**

**Retire "Executive Chairman" Structure**

**Reconfigured Committees**

**Unimpeachable Independence**





# New Leadership is Needed

Lack of outside perspectives and long tenure have contributed to Southwest's stagnation. Leadership from outside of Southwest is necessary for the strategy to evolve

## Tenure of Southwest Executives

Years at Southwest
Years at Other Airlines
38
36
33
32
23
22
3
11
9
Of the eight most senior executives at Southwest, only one has experience at another airline (3 years)
G. Kelly | Executive Chairman
B. Jordan | President & CEO
T. Romo | EVP / CFO
L. Rutherford | Chief Admin. Officer
J. Jones | EVP of Operations
R. Green | EVP / Chief Commercial Officer
A. Watterson | EVP / COO
J. Van Eaton | EVP / Chief Legal Officer

| **Gary Kelly,** Executive Chairman | **Bob Jordan,** President & CEO |
|---|---|
| 38 Years at Southwest | 36 Years at Southwest |
| **No External Airline Experience** | **No External Airline Experience** |
| CEO for 18 Years<br>CFO for 15 Years | EVP in Various Roles Since 2006 |
| 2023 Pay: $9 MM | 2023 Pay: $9 MM |
| **LUV Relative TSR During Tenure as Chairman(1)**<br>vs. DAL: (592)%<br>vs. UAL: (220)%<br>vs. SPX: (281)% | **LUV Relative TSR During Tenure as CEO(2)**<br>vs. AAL: (6)%<br>vs. DAL: (64)%<br>vs. UAL: (60)%<br>vs. SPX: (59)% |

> As Gary transitions to the Executive Chairman role, we are completely aligned in terms of the direction of the company. There are things, of course, that we want to work on, but **this is not a change to Southwest Airlines, 90 degrees either direction. We're extremely aligned**. **We're not reinventing the company post-pandemic**. It's quite the opposite... And I just want to stop and express my gratitude to my friend, Gary Kelly. He's been my sponsor, my mentor for 34 years. You couldn't have a better one. He's my friend.
>
> CEO Bob Jordan, December 2021

Source: Company website, Company filings, Company transcripts, Bloomberg as of 6/7/2024. (1) Cumulative TSR since 5/20/2008. (2) Cumulative TSR since 1/31/2022. Note: Emphasis is added to the quote.

# Upgraded Leadership

We believe Southwest needs new leadership from outside the Company that has the capabilities to improve operational execution and drive strategic changes

- ✅ **Relevant Transportation Industry Experience**

- ✅ **Strong Operational Capabilities**

- ✅ **Track Record of Shareholder Value Creation**

- ✅ **External Hire with Fresh Perspectives**



**New leadership to be laser-focused on executing against plan targets, with a refreshed Board providing strong oversight**



**Updated Strategy**

**Commercial Approach**

**Improved Value Proposition**

**Modernized Operations**

# Comprehensive Business Review

A new board-level committee, assisted by independent advisors, will lead a comprehensive business review to modernize Southwest and restore best-in-class profitability

## Review Committee Focus

- ✅ **Commercial Strategy**
- ✅ **Unit Cost Performance**
- ✅ **Network Performance and Optimization**
- ✅ **Capital Allocation and Fleet Plans**
- ✅ **Technology**

## OUTPUT OF REVIEW

- ↗ **Improved Unit Revenue**
- ↗ **Lower Unit Costs**
- ↗ **Best-in-Class Profitability**
- ↗ **Substantial FCF Generation**

### Restoration of Best-in-Class Margins
**2025E EBITDAR Margin[1]**



+800 basis points

11% — Status Quo

19% — Stronger Southwest

Source: Bloomberg as of 6/7/2024, Elliott analysis and estimates. (1) Status quo margins reflect consensus estimates.

# The Opportunity at Southwest

We expect 67% - 87% share price upside as Southwest restores its best-in-class margins and we believe a turnaround is eminently achievable

→ **Southwest's return to best-in-class margins should drive substantial <u>share price upside of 67% - 87% and c.$3B - 4B of annual free cash flow</u>**

## Share Price Upside

| $ in Billions Unless Otherwise Noted | | | | Best-in-Class | | |
|---|---|---|---|---|---|---|
| **Realized EBITDAR Margin** | **15%** | **16%** | **17%** | **18%** | **19%** | **20%** |
| 2025E Revenue | 30.7 | 31.0 | 31.3 | 31.6 | 31.9 | 32.2 |
| 2025E EBITDAR | 4.6 | 5.0 | 5.3 | 5.7 | 6.1 | 6.4 |
| Peer Average TEV/EBITDAR[1] | 4.8x | 4.8x | 4.8x | 4.8x | 4.8x | 4.8x |
| **Total Enterprise Value** | **$22.1** | **$23.7** | **$25.5** | **$27.2** | **$29.0** | **$30.8** |
| Adjusted Net Cash[2] | 0.8 | 0.8 | 0.8 | 0.8 | 0.8 | 0.8 |
| In-the-Money Convert Above Face Value[3] | (0.0) | (0.2) | (0.3) | (0.4) | (0.5) | (0.6) |
| **Market Capitalization** | **$22.9** | **$24.4** | **$26.0** | **$27.7** | **$29.3** | **$31.0** |
| Shares Outstanding (M) | 598 | 598 | 598 | 598 | 598 | 598 |
| **$/Share** | **$38** | **$41** | **$43** | **$46** | **$49** | **$52** |
| **Upside vs. Current Price** | **38%** | **47%** | **57%** | **67%** | **77%** | **87%** |
| **Memo: Equity Free Cash Flow** | **$2.3** | **$2.6** | **$2.9** | **$3.2** | **$3.5** | **$3.8** |

→ **This upside is <u>eminently achievable</u> and may actually be conservative with strong execution; on a pro forma basis Southwest's relative margin performance vs. 2018 would still be <u>in-line with or worse than peers</u>**

## 2025E Margin and EBITDAR vs. 2018 Levels Relative to Peers[4]

| | | | | Best-in-Class | | |
|---|---|---|---|---|---|---|
| **Southwest Pro Forma 2025E Margin vs. 2018** | **(6%)** | **(5%)** | **(4%)** | **(3%)** | **(2%)** | **(1%)** |
| Delta | (1%) | (1%) | (1%) | (1%) | (1%) | (1%) |
| United | (0%) | (0%) | (0%) | (0%) | (0%) | (0%) |
| American | (2%) | (2%) | (2%) | (2%) | (2%) | (2%) |
| **Peer Average 2025E EBITDAR Margin vs. 2018** | **(1%)** | **(1%)** | **(1%)** | **(1%)** | **(1%)** | **(1%)** |
| | | | | | | |
| **Southwest Pro Forma 2025 $ EBITDAR vs. 2018** | **2%** | **10%** | **17%** | **25%** | **34%** | **42%** |
| Delta | 33% | 33% | 33% | 33% | 33% | 33% |
| United | 45% | 45% | 45% | 45% | 45% | 45% |
| American | 10% | 10% | 10% | 10% | 10% | 110% |
| **Peer Average 2025 $ EBITDAR vs. 2018** | **29%** | **29%** | **29%** | **29%** | **29%** | **29%** |

Source: Company filings, peer company filings, Bloomberg as of 6/7/2024, Elliott analysis and estimates. (1) TEV is adjusted for pension and capitalized aircraft leases. (2) Reflects cash net of debt, capitalized aircraft leases and pension. (3) Reflects dilution from in-the-money convertible debt in excess of face value. (4) Peer 2025E figures reflect consensus estimates.

# The Best Path Forward for Employees

We believe a Stronger Southwest would deliver substantially more value to employees from higher profit sharing driven by enhanced profitability and better share price performance



### Annual Profit Sharing Expense[1]

- c.$790M Annual Increase
- $901M
- $110M
- 2023
- Stronger Southwest



### Value of Retirement Plan's Southwest Stock[2]

- c.$440M Increase
- $1,020M
- $578M
- Today
- Stronger Southwest

**ELLIOTT**

Source: Company filings, Department of Labor, Bloomberg as of 6/7/2024, Elliott analysis and estimates. (1) Stronger Southwest reflects estimated 2025E profit sharing expense assuming Southwest realizes 19% EBITDAR margins. (2) Based on shares held by Southwest retirement plans as of year-end 2022 (latest available disclosure) and assuming the $49 target share price implied by the Stronger Southwest calculation.

**Stronger Southwest** 48

# Stronger Southwest

The Stronger Southwest plan ambitiously addresses the Company's key issues and delivers a brighter future for Southwest



 **Lagging Unit Revenue, Underperforming Unit Costs and Eroded Profitability**

 **Leadership Unwilling to Change**

 **$28 Share Price Below March 2020 Lows**

 **Comprehensive Review to Modernize Strategy and Improve Profitability**

 **Board Change and Upgraded Leadership**

 **$49 Share Price Reflective of Southwest's Value**

# Next Steps

We believe that Southwest should begin the process of change immediately, enabling the Company to be in a position to update shareholders on its go-forward strategy by year-end 2024



**01**
Immediate announcement of leadership change

**02**
Appoint new, highly qualified board members, including board members with external airline expertise

**03**
Commence search for new CEO from outside Southwest and implement plan for Board leadership change

**04**
Undertake comprehensive business review overseen by new board-level committee

Elliott looks forward to engaging with our fellow shareholders and other Southwest constituents on the best path forward for the Company

# Stronger Southwest



## Contact Us

**Website | StrongerSouthwest.com**

**Investors | Investors@StrongerSouthwest.com**

**Media | Casey Friedman**
**Direct: +1.212.478.1780**
**Email: cfriedman@elliottmgmt.com**

# Press Releases



**Media Contact:**
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

### Elliott Sends Letter and Presentation to the Board of Southwest Airlines

*Discloses Approximately $1.9 Billion Position*

*Calls for Upgraded Leadership and Comprehensive Business Review*

*Believes Southwest Stock Can Achieve $49 per Share, a 77% Return*

*Full Letter and Presentation Available at StrongerSouthwest.com*

**WEST PALM BEACH, FLA. (June 10, 2024)** – Elliott Investment Management L.P. ("Elliott"), which manages funds that together have an investment of approximately $1.9 billion in Southwest Airlines Co. (NYSE: LUV) (the "Company" or "Southwest"), today sent a letter to the Board of Directors of Southwest.

The letter substantiates Elliott's view that Southwest's poor execution and leadership's stubborn unwillingness to evolve the Company's strategy have led to deeply disappointing results for shareholders, employees and customers alike.

Southwest's rigid commitment to a decades-old approach has inhibited its ability to compete in the modern airline industry, Elliott said, and this ethos pervades the entire business with outdated software, a dated monetization strategy and antiquated operational processes. Elliott's letter asserts that the Company's failure to modernize is underscored by Southwest's December 2022 operational meltdown, which stranded more than two million travelers over the holidays.

Elliott noted that Southwest's share price has declined by more than 50% over the past three years and is now below the levels at which it traded in March 2020 during the depths of the COVID pandemic. The letter also highlighted that disappointing financial performance has cost each frontline employee tens of thousands of dollars on average in the form of lower profit sharing and declines in the value of employee-owned stock.

As a result of this poor performance, Elliott believes that new leadership is required at Southwest, which represents the most compelling airline turnaround opportunity in the last two decades, according to the letter.

As part of its "Stronger Southwest" plan, Elliott outlined three recommendations to improve the Company's performance:

1) Enhance the Board
2) Upgrade Leadership
3) Undertake a Comprehensive Business Review

By executing on the Stronger Southwest plan, Elliott believes the Company can return to its rightful position as an industry leader, including generating best-in-class margins and compelling returns for its shareholders. In doing so, Elliott argues that **Southwest's stock can achieve $49 per share within 12 months, representing a highly attractive 77% return during the period.**

Elliott is convinced that Southwest's issues are addressable with the right leadership and a comprehensive, unbiased evaluation of available opportunities, and looks forward to collaborating with the Company to restore accountability and best-in-class financial performance for the benefit of Southwest shareholders, employees and customers.

The full text of the letter follows:

June 10, 2024

The Board of Directors
Southwest Airlines Co.
2702 Love Field Drive
Dallas, Texas 75235

Dear Members of the Board:

We are writing to you on behalf of funds managed by Elliott Investment Management L.P. (together with such funds, "Elliott" or "we"). Elliott has made an investment of approximately $1.9 billion in Southwest Airlines ("Southwest" or the "Company"), representing an approximately 11% economic interest and making us one of the largest investors in the Company.

Southwest is a legendary airline with a proud history. Since starting service in 1971, Southwest revolutionized the airline industry with an innovative business model built on operational excellence and a commitment to providing customers with a low-cost alternative to the legacy airlines. This winning strategy generated decades of success and allowed Southwest to become the premier U.S. domestic airline, with 47 consecutive years of profitability in a highly competitive and challenging industry. Along the way, Southwest became a beloved brand among customers and a motivating career opportunity for its employees.

Today, however, poor execution and leadership's stubborn unwillingness to evolve the Company's strategy have led to deeply disappointing results for shareholders, employees and customers alike. Southwest's share price has declined by more than 50% in the past three years and has now fallen below the levels at which it traded in March 2020, during the depths of the COVID-related travel shutdowns. And while the U.S. airline industry is seeing record revenues and peer airlines are enjoying very strong profitability, Southwest's 2024 EBITDAR is expected to be nearly 50% lower than 2018 levels. In addition to negative returns for shareholders, this disappointing financial performance has cost each frontline employee tens of thousands of dollars on average in the form of reduced employee profit-sharing and declines in the value of Southwest stock held by employee retirement plans.

After 18 months of intensive research, <u>we are convinced that Southwest represents the most compelling airline turnaround opportunity in the last two decades</u>. The significant investment we have made reflects our conviction that, with the right leadership, Southwest can regain its status as an industry-leading airline. In this letter and the appended presentation, we lay out our perspectives on how Southwest can reclaim its status and achieve the success that Southwest's shareholders, employees and customers deserve.

**Southwest Today**

Southwest's rigid commitment to an approach developed decades ago has inhibited its ability to compete in the modern airline industry; this ethos pervades the entire business with outdated software, a dated monetization strategy and antiquated operational processes. This failure to modernize is vividly underscored by the December 2022 operational meltdown that was caused by the Company's outdated technology, which led to Southwest stranding over two million customers over the holidays.

Southwest's Executive Chairman and its CEO, who have spent a combined 74 years at the Company, have presided over a period of severe underperformance, and they have demonstrated that they are not up to the task of modernizing Southwest. Since his appointment, Southwest CEO Bob Jordan has delivered unacceptable financial and operational performance quarter after quarter, resulting in seven negative guidance revisions in the last 17 months. Operational metrics are pointing in the wrong direction: Southwest's unit costs – a core priority for a low-cost carrier – have ballooned, while unit revenues have lagged peers. Even as the Company's performance has deteriorated, Jordan has demonstrated a surprising level of complacency, describing each quarter as "great" or "strong" while the earnings outlook continues to fall. Despite the management team's assertions that it is "absolutely committed" to bringing per-unit costs under control, management guided costs meaningfully higher for 2024 and revised cost guidance upward again in April.

Southwest's Board has failed to hold management accountable for poor execution and has been unable to catalyze (or permit) the necessary strategic evolution. Instead, the Board has reinforced an insular culture and outdated thinking in the face of indisputable evidence that change is required. The Board includes no directors with external airline experience, and a majority of the independent directors were recruited by Executive Chairman Gary Kelly. This Board has in turn selected a management team that, of the eight most senior executives, includes only one executive with experience at another airline; the rest have worked at Southwest for an average of over 25 years. The mandate from the Board has been clear: Keep doing things the way they have always been done.

The lack of accountability is best reflected in the Company's response to the December 2022 operational meltdown. In a clear display of poor leadership, CEO Bob Jordan declined to testify in front of Congress after the meltdown, despite attending a company rally just 40 miles away in Baltimore the prior day. No senior executives were terminated for their role in the meltdown. Most concerning, and in blatant disregard for the affected customers and employees, the Board nearly doubled the compensation of all key executives in the year after the incident.

<u>We believe that new leadership is required at Southwest.</u> While Southwest has a proud history, that history is not an argument for supporting poor leadership and sticking with a strategy that no longer succeeds in the modern airline industry. Rather, Southwest's legacy *necessitates* evolution and change to regain industry leadership for its customers, employees and shareholders. As one of Southwest's largest investors, we are committed to delivering the necessary leadership changes to achieve this goal.

**A Stronger Southwest**

In the accompanying presentation, "Stronger Southwest," we outline our views on the challenges the Company faces today and our recommendations to drive improved performance, which we summarize below:

(1) **Enhance the Board of Directors**: The Board should be reconstituted with new, truly independent directors from outside of Southwest who have best-in-class expertise in airlines, customer experience and technology.

(2) **Upgrade Leadership**: Southwest must bring in new leadership from <u>outside</u> of the Company to improve operational execution and lead the evolution of Southwest's strategy.

(3) **Undertake a Comprehensive Business Review**: Southwest should form a new management and Board-level committee to evaluate all available opportunities to rapidly restore the Company's performance to best-in-class standards. This review would modernize Southwest's strategy and operations with a focus on increased customer choice, improved cost execution and updating outdated IT systems, among other opportunities, and it should leverage the fresh perspectives of the new directors to help formulate the optimal go-forward plan for Southwest.

By executing on the Stronger Southwest plan, we believe the Company can return to its rightful position as an industry leader, including generating best-in-class margins and compelling returns for its shareholders. **We believe Southwest's stock can achieve $49 per share within 12 months, representing a highly attractive 77% return during the period.** For the Company's frontline employees who have a meaningful economic stake in Southwest's success, we believe the plan would result in substantial incremental long-term value from additional profit-sharing payouts and appreciation of employee-owned stock.

The Stronger Southwest plan puts the Company on a path to more sustainable performance that will better serve customers, employees and shareholders. The plan modernizes Southwest's approach to ensure that its offering is aligned with customer preferences. It upgrades leadership to improve execution. It drives the efficiency required to continue offering low fares. And it facilitates the necessary investments to run the reliable operation that customers and employees expect.

## Next Steps

Southwest became a leading airline by innovating and executing. Today, Southwest's failure to execute and evolve has led to deteriorating performance, and the Company simply is not living up to its legacy of efficiency and top-tier results. Nevertheless, we are convinced the issues the Company currently faces are addressable with the right leadership and a comprehensive, unbiased evaluation of the available opportunities.

We look forward to collaborating with Southwest to restore accountability and best-in-class financial performance for the benefit of the Company's employees, customers and shareholders. To that end, we will make ourselves available for a meeting with you at your earliest convenience to discuss these issues in greater detail and to align on the changes that Southwest needs in order to deliver on its significant potential.

Sincerely,

John Pike
Partner

Bobby Xu
Portfolio Manager

**About Elliott**

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $65.5 billion of assets as of December 31, 2023. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

###



**Media Contact:**
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

## Elliott Statement on Southwest Airlines' Revenue Guidance Reduction

**WEST PALM BEACH, FLA. (June 26, 2024)** – Elliott Investment Management L.P. ("Elliott"), today released the following statement on behalf of Partner John Pike and Portfolio Manager Bobby Xu regarding Southwest Airlines Co. (NYSE: LUV) (the "Company" or "Southwest") and its revenue guidance reduction announcement:

> Today's announcement marks the eighth guidance reduction at Southwest Airlines in the last 18 months with RASM (revenue per available seat mile) now expected to decline 4% to 4.5% in the second quarter, a significant reduction relative to the guidance that Southwest's management team provided only two months ago. Southwest's industry-trailing revenue performance is clearly continuing along the same disappointing trend line, despite management's repeated promises for improvement and today's empty statement that the Company is focusing on "delivering operational excellence."

> Southwest is led by a team that has proven unable to adapt to the modern airline industry; the Company's release today seems to admit as much by stating that the revenue guidance reduction was the result of "complexities in adapting" to the current environment — complexities that Southwest's peers seem able to adapt to. Unfortunately, this is yet another example that fundamental leadership change is urgently needed at Southwest. Elliott is committed to delivering the leadership changes that the Company requires.

For more information about Elliott's investment in Southwest, please visit *StrongerSouthwest.com*.

## About Elliott

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $65.5 billion of assets as of December 31, 2023. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

###



**Media Contact:**
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

### Elliott Sends Letter to the Board of Southwest Airlines

*Has Received Overwhelmingly Supportive Feedback about Call for Leadership Change*

*Responds to Company's Adoption of Shareholder-Unfriendly "Poison Pill"*

*Reiterates Measures Necessary to Improve Performance*

*Letter is available at StrongerSouthwest.com*

**WEST PALM BEACH, FLA. (July 8, 2024)** – Elliott Investment Management L.P. (and its affiliates, "Elliott"), today sent a letter to the Board of Southwest Airlines Co. (NYSE: LUV) (the "Company" or "Southwest") summarizing the feedback received and key events that have occurred since the publication last month of Elliott's initial letter and presentation calling for leadership change.

According to the letter, the feedback Elliott has received is overwhelmingly consistent with its perspective that the Company's performance is unacceptable and leadership change is required to return Southwest to its once-leading position in the industry.

Elliott noted that the actions of Southwest's Board of Directors and management team since its Stronger Southwest materials were published have only solidified the case for leadership change. According to the letter, these actions included adopting an antiquated and shareholder-unfriendly "poison pill" to prevent Elliott from increasing its stake above 12.5% on July 3, and appointing a new director to the Board today who appears to have been chosen in part due to his support for the Company's status-quo leadership and plan. These actions demonstrate how profoundly out of touch Southwest's Board has become with shareholder sentiment and with the reality of the situation, said the letter.

It is crucial, Elliott wrote, that the Board understand that Southwest's leadership has already lost the trust of its shareholders, and that shareholders simply do not believe this Board and management team are capable of devising and executing a bold new plan to turn around Southwest.

Elliott again outlined the following path to a higher-performing future for Southwest:

1. Enhance the Board of Directors
2. Upgrade Leadership
3. Undertake a Comprehensive Business Review

Elliott indicated that it is open to collaborating with the Board on a path forward, but absent alignment Elliott intends to move expeditiously to give shareholders a direct say on the necessary leadership changes.

The letter can be downloaded at *StrongerSouthwest.com*.

The full text of the letter follows:

July 8, 2024

The Board of Directors
Southwest Airlines Co.
2702 Love Field Drive
Dallas, Texas 75235

Dear Members of the Board,

We write to you again on behalf of Elliott Associates, L.P. and Elliott International, L.P. (together, with its affiliates, "Elliott" or "we"). The purpose of today's letter is to summarize the feedback we have received and the key events that have occurred since the publication last month of our letter and presentation on the urgent need for leadership change at Southwest Airlines ("Southwest" or the "Company").

Since publishing our views on June 10, we've had the opportunity to engage with shareholders, equity research analysts, industry executives and current and former employees. Many new institutions and individuals have reached out to us, providing us with new sources of insight and information, and this trend is continuing. The feedback has been overwhelmingly consistent with our perspective that the Company's performance is unacceptable and that leadership change is required to return Southwest to its once-leading position in the industry.

The actions of Southwest's Board and management team since we published our views have only solidified the case for leadership change:

- On June 26, Southwest announced significantly reduced unit revenue guidance for the second quarter, continuing its disappointing trend of industry-lagging revenue performance (which appears to have become a habit). <u>This announcement marked the *eighth* guidance reduction in the last 18 months.</u>

- On July 3, this Board put its own self-interest ahead of the Company's by pursuing the entrenchment strategy of adopting an antiquated and shareholder-unfriendly "poison pill" to prevent Elliott from increasing its stake above 12.5%.

- And today, the Board announced that it had appointed a handpicked new director in a clear attempt to entrench itself and the current management team, thereby expanding the size of the current Board to 15 members. Among the criteria for selecting this new director was clearly that he would be supportive of Southwest's current leadership and status-quo approach, as he noted in the announcement that he was "look[ing] forward to supporting the Company's strategic direction."

These actions – and in particular the adoption of the "poison pill" – demonstrate how profoundly out of touch Southwest's Board has become with shareholder sentiment and with the reality of the situation. Contrary to the Company's statements, Elliott is not seeking control of Southwest. Quite simply, we are seeking to strengthen oversight, upgrade management and improve Company performance. Preventing shareholders who do not support the Company's failed leadership and oversight from purchasing additional stock reflects exceptionally poor governance and underscores the immediate need for accountability at Southwest. This is the worst kind of governance – a shield for failure and a sword for nothing except the fees of advisers who propose these anti-shareholder devices.

In light of these actions, we have become increasingly concerned by the "self-help" half-measures that the Board appears to be contemplating and adopting, none of which will do anything to allay the lost credibility of Southwest's management. Elliott does not make calls for leadership change lightly or without regard to potential consequences. In this instance, **given the long record of falling short and the deep loss of confidence in Southwest's leadership among shareholders and other constituents, it is simply untenable for the same Board and management team to continue to lead Southwest.**

**Shareholder Feedback Supports Leadership Change**

The feedback we have received since releasing our materials on June 10 underscores a profound lack of confidence in Southwest's leadership, strategy and performance, and has reinforced our conclusion that Board and leadership change is necessary to put Southwest on the right path.

Since the release of our letter, we have spoken with numerous shareholders representing a significant percentage of Southwest's shareholder base. While these conversations have been confidential, we can characterize the sentiments expressed by these shareholders as being overwhelmingly supportive of leadership change. This was well illustrated by the public support for our campaign offered by Southwest shareholder Artisan Partners on June 12, when it called on the Board to "reconstitute itself and upgrade the Company's leadership such that it can objectively assess the best path forward for Southwest's shareholders, employees, and customers. We believe this process needs to commence immediately."

Other conversations echoed the feedback we received in the shareholder survey we commissioned before publishing our views. Below, we have included a representative sample of perspectives shared by some of Southwest's largest investors as part of the survey, with such sentiments having been confirmed in our most recent discussions:

> "The CEO is a headwind to a turnaround. Firing him is the tailwind." – *Top 10 Active Shareholder*

> "I would rate them as the worst-performing management team in the airlines. This was a Company that has destroyed more value based on their own inaction than anyone else in the industry. They need to go." – *Top 10 Active Shareholder*

> "They need a new look across the board and you are only going to get that with [a CEO] who is not from Southwest… This is a classic example of where a disruptor stayed in the original model as the industry passed them by and now they have a problem." – *Top 10 Active Shareholder*

> "I have zero confidence this team can get this right and certainly not in the timeframe that is needed. I rarely call for wholesale change at a company, but that is what is needed here." – *Top 10 Active Shareholder*

> "Having the current CEO drive the process for a new strategy is not a good idea. I think that means we get glacial change and even if they say they are going to become SpaceX there is still going to be a fairly material overhang in the stock because of skepticism about the execution. This is a good time for the change." – *Top 10 Active Shareholder*

> "Would you ever see anyone issue a press release that says '35 year veteran of the company to drive significant strategic, operational and financial turnaround,' which is what you would have to believe is possible if you think that Bob Jordan is the right CEO. You need a really different leader to right the ship." – *Top 10 Active Shareholder*

> "I don't think this is the right CEO to lead the company and I would view his removal positively… Is this the leader you think is able to lead the company into the transformational change that is needed? I don't think so and I am not sure other investors do either. I would be surprised if they did." – *Top 10 Active Shareholder*

> "So it is really [the CEO] has not done a good job running the company and what they have in front of them is considerably different than the job he came into, so this really is a natural time for a leadership succession. **The Street would be widely supportive of a change.**" – *Top 10 Active Shareholder (emphasis added)*

In short, shareholders are demanding change now, and Elliott remains committed to providing them with a clear choice between continued industry-lagging performance under an incumbent leadership team that has repeatedly failed to deliver on its promises, versus fundamental leadership change involving new and proven airline industry executives capable of returning Southwest to its rightful place as an industry leader.

**Other Constituents Have Also Expressed Deep Concerns with Southwest's Leadership**

In addition to hearing from shareholders, we have received feedback on our views both publicly and privately from some of Southwest's employees. For an illustrative example of the feedback we've heard, consider the sentiments expressed by SWAPA's leadership on July 1:

> "We see the numbers, not just every quarter when we have the board meeting here, but we know where the trajectory has been. Then actually when we meet with Bob Jordan and Andrew Watterson, we bring these concerns up… We have years of disdain from leadership, and that's how labor has been treated… I mentioned the word disdain before and I'm going to say it again because that's the only way that really we can describe how labor has been treated and SWAPA and our data-driven analysis has been treated. It's been disregarded. And here we are with an activist investor basically saying everything we've said… Right now we just can't [get behind the Company] because we're again disdained and there's very little concern right now at the C-suite, you know, outside of their jobs. There's not a concern for the employees. And that's something we can never forget and really won't." – *SWAPA Leadership*, *The SWAPA Number* Podcast (July 1)

In addition to this sort of public commentary, we have also received a deluge of unsolicited private expressions of support from individuals representing themselves as current and former employees of Southwest – many of whom were in strong agreement with our analysis of the Company's recent performance and our calls for change:

> "I'm a retired Southwest Captain and I couldn't agree with you more on the next steps for Southwest… When I started at Southwest in 1997, it was 'us against the world!' Now it's every man for himself as our famous culture is dying a slow, painful death. I believe it can be fixed, and I'm hoping you and your group can make it happen." – *Former Employee*

> "Not only do I have a vested interest in the success of the company (my SWA stock has lost over half of its value) but I have spent 50% of my life flying and working for a company that was once the envy of every other airline operating in the world. Without any doubt I agree that a new leadership team is needed." – *Current Employee*

> "As a SWA employee of more than 23 years, I am in complete agreement with your analysis. I have been screaming this for 15 years." – *Current Employee*

> "I am a former 21 year employee retiree and stock holder of SWA who completely agrees with your perspective of current senior management at SWA. [Bob Jordan] has driven the airline into the ground. Thank you for taking a bold stance and insisting on making some changes." – *Former Employee*

This candid feedback is only a small sample of what we have received so far. We believe sentiment regarding Southwest's Board and management is particularly negative among these constituents because, in their view, Southwest's leadership has ignored their feedback for years and stood idly by as the Company's performance deteriorated.

## The Path Forward

While it appears that the Company is now finally considering certain piecemeal changes in the face of public pressure from Elliott, it is crucial that the Board understand that **Southwest's leadership has already lost the trust of its shareholders.** Following years of complacency and – to paraphrase the Company's own words in announcing its latest failure to meet guidance – a total inability to adapt to the complexity of the current airline operating environment, **shareholders simply do not believe this Board and management team are capable of devising and executing a bold new plan to turn around Southwest.**

In fact, one of the biggest risks we see to Southwest in the short term would be the announcement by the Board of a package of half-measures with the objective of further entrenching itself and avoiding more fundamental change – such as, for example, replacing the current CEO without running a comprehensive search process. Such unilateral measures, developed hurriedly and lacking the buy-in of shareholders, are the very definition of "short-term thinking" and will inevitably lead to worse performance over time.

Simply put, investors do not want to see a new plan from the same leadership team whose record at the Company has been one of failure. They want new leaders who will bring outside perspectives and proven expertise to the task of preserving all that was great about Southwest while charting a higher-performing future for the airline.

We are calling on the Board to collaborate on the following changes to strengthen oversight and select the best new CEO to lead the Company into the future:

1. **Board Changes**: Elliott has identified a number of highly qualified former airline executives and other industry leaders with relevant experience who are eager to serve on Southwest's Board. These individuals are independent from Elliott and have a demonstrated track record of value creation in their former roles. We believe each would be highly additive to the Board, and unlike the individual added to the Board today, their appointment would not be conditioned on support for the status-quo leadership and plan. Rather, they would join the Board with an open mind and would evaluate the business and its leadership without any preconceived commitments or allegiances. The Company should immediately begin the process of working with us to reconstitute the Board to include these leaders. We believe shareholders will strongly agree that these individuals' expertise stands in stark contrast to the existing Board's demonstrated lack of independence and relevant experience, which has resulted in years of deteriorating performance with no accountability for management. Additionally, as we have conveyed to you, we believe the role of Executive Chairman should be retired and Southwest should appoint an independent chair from outside the Company.

2. **<u>Upgraded Leadership</u>**: The Company should immediately announce a CEO transition and select an interim CEO who can earn the trust of investors. This person could be one of the newly appointed Board members. Following a reconstitution of the Board, **Southwest should form a CEO search committee composed of both new and existing directors to lead a search for the best candidate to become Southwest's next CEO**. We believe the new CEO should be sourced from external candidates and possess relevant airline or other transportation industry experience, strong operational capabilities and a demonstrated track record.

3. **<u>Comprehensive Business Review</u>**: Following a Board refresh and the appointment of a highly qualified and credible new CEO, Southwest would be well positioned to develop and execute a new strategy to restore the airline to industry-leading performance. This comprehensive business review should be led by a new Board-level Business Review Committee. We believe that fresh perspectives, operational excellence and an openness to evaluating all options are imperative to Southwest's future success.

As one of the Southwest's largest investors, Elliott is focused on the sustainable, long-term success of the Company. This Board, however, refuses to hold itself and the management team accountable for the long-term value destruction endured by Southwest's shareholders. Indeed, the "poison pill" announced on July 3 indicates that this Board feels it needs *protection* from the Company's owners, rather than to earn their support. It is tantamount to an admission of failure.

Entrenchment maneuvers by the Board like this "poison pill" and the unilateral appointment of a new director handpicked by the Company's incumbent leaders to support the status quo will not be effective in the face of the deep shareholder frustration that exists today. We are open to collaborating with the Board on a path forward consistent with the framework outlined above, but absent alignment, we intend to move expeditiously to give shareholders a direct say on the necessary leadership changes.

We are committed to realizing the substantial opportunity of improving Southwest's performance with an updated strategy guided by accomplished, best-in-class industry executives and leaders. Based on the feedback we have received to date, we believe our fellow shareholders will be equally committed to supporting that new direction. We will make ourselves available at your earliest convenience for further discussions.

Sincerely,

John Pike
Partner

Bobby Xu
Portfolio Manager

**About Elliott**

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $65.5 billion of assets as of December 31, 2023. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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**Media Contact:**
Casey Friedman
Elliott Investment Management L.P.
(212) 478-1780
cFriedman@elliottmgmt.com

## Elliott Statement on Southwest Airlines' Revenue Enhancement Initiatives

**WEST PALM BEACH, FLA. (July 25, 2024)** – Elliott Investment Management L.P. ("Elliott"), today released the following statement on behalf of Partner John Pike and Portfolio Manager Bobby Xu regarding Southwest Airlines Co. (NYSE: LUV) (the "Company" or "Southwest") and its revenue enhancement initiatives:

> Southwest's announcement of revenue-enhancement initiatives, purporting to offer assigned seating, premium-seating options and redeye flights, comes more than a decade late, and after a 50% decline in its share price over the past three years. This new plan is being proposed by the same leadership team that has presided over a series of failed measures to improve performance, repeated operational missteps and poor financial results.

> Today, Southwest finally conceded that four out of five customers' preferences went unmet in recent years. These preferences did not emerge overnight; management simply was not doing its job.

> Elliott has engaged in direct dialogue with Southwest's Board on the scale and urgency of change needed at the Company. But this failed leadership team's announced initiatives – obvious attempts at self-preservation – are simply not credible. Too little, too late is not a strategy. It's time for new leadership.

> Southwest can do far better, and we look forward to offering our fellow shareholders an opportunity to elect a Board of industry leaders that can return Southwest to best-in-class performance.

For more information about Elliott's investment in Southwest, please visit *StrongerSouthwest.com*.

### About Elliott

Elliott Investment Management L.P. (together with its affiliates, "Elliott") manages approximately $65.5 billion of assets as of December 31, 2023. Founded in 1977, it is one of the oldest funds under continuous management. The Elliott funds' investors include pension plans, sovereign wealth funds, endowments, foundations, funds-of-funds, high net worth individuals and families, and employees of the firm.

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